SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2004

Rio Tinto plc (Translation of registrant’s name into English)	Rio Tinto Limited (Translation of registrant’s name into English)

6 St James's Square London, SW1Y 4LD, United Kingdom (Address of principal executive offices)	55 Collins Street Melbourne, Victoria 3000, Australia (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F          Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):___

Indicate by check mark whether the registrant by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes          No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ____

EXHIBIT

Exhibit 99.1	6 December 2004	Diamond project: Diavik approves construction of new dike

Exhibit 99.2	16 December 2004	Coal project: Rio Tinto's successful bid expands Antelope coal reserves

Exhibit 99.3	22 December 2004	Announcement by Group company: Business update and cautionary announcement

Exhibit 99.4	22 December 2004	Announcement by Group company: Magnetite sale update

Exhibit 99.5	4 January 2005	Disposal: Sale of interest in gold mine

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrants have duly caused this report to be signed on their behalf by the undersigned, thereunto duly authorised.

Rio Tinto plc (Registrant)		Rio Tinto Limited (Registrant)

By:	/s/ A V Lawless	By:	/s/ A V Lawless
Name	A V Lawless	Name	A V Lawless
Title	Secretary	Title	Assistant Secretary

Date	5 January 2005	Date	5 January 2005